ARNOLD & PORTER LLP

**Lauren R. Bittman**
Lauren.Bittman@aporter.com

212.715.1199
212.715.1399 Fax

399 Park Avenue
New York, NY 10022-4690

07028618

December 10, 2007

SUPPL

**VIA FEDERAL EXPRESS**

Mr. Paul Dudek
Office of International Corporate Finance
U.S. Securities Exchange Commission
Mail Stop 3628
100 F Street N.E.
Washington, D.C. 20549

PROCESSED
DEC 17 2007
THOMSON FINANCIAL

Re: JumpTV Inc. Information Furnished Pursuant to Rule 12g3-2(b)
**File No. 82-35095**

Dear Sir or Madam:

On behalf of our client, JumpTV Inc. ("JumpTV"), a corporation organized under the laws of Canada and exempt from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) of the Exchange Act, we are writing to provide notice that JumpTV will satisfy its obligations under Rule 12g3-2(b) by posting the required material on an electronic delivery system rather than continuing to file paper copies with the SEC.

Pursuant to the recent March 27, 2007 rule amendments to Rule 12g3-2(e), an issuer may publish the information required under Rule 12g3-2(b) on its Internet web site or through an electronic delivery system generally available to the public in its primary trading market, rather than furnishing that information to the SEC. JumpTV currently files, in English, all of the material required to be submitted under Rule 12g3-2(b) with the Canadian filing system, SEDAR. SEDAR was developed for the Canadian Securities Administrators to provide the public with access to documents and information filed by Canadian public companies. SEDAR can be accessed at www.sedar.com.

Because the information required under Rule 12g3-2(b) is already publicly available on SEDAR, JumpTV will no longer submit paper copies of such information to the SEC.

Should you have any questions, please feel free to contact me at (212) 715-1199. In addition, please acknowledge receipt of this letter by date stamping the enclosed copy and returning it to the undersigned in the self-addressed, stamped envelope provided.

Very truly yours,

Lauren Bittman

Lauren Bittman

cc: Jason Reid, *JumpTV, Inc.*
Tim Alavathil, *JumpTV, Inc.*
D. Grant Vingoe, *Arnold & Porter LLP*
Lily Lu, *Arnold & Porter LLP*

**END**